SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

PETROBRAS ANNOUNCES FIRST QUARTER OF 2004 RESULTS
(Rio de Janeiro – June 28, 2004) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

PETROBRAS reported consolidated net income of U.S.$ 1,337 million and consolidated net operating revenues of U.S.$ 7,935 million for the first quarter of 2004, compared to consolidated net income of U.S.$ 2,309 million and consolidated net operating revenues of U.S.$ 7,043 million for the first quarter of 2003.

COMMENTS FROM THE CEO, MR. JOSÉ EDUARDO DE BARROS DUTRA

Our first quarter consolidated net income of U.S.$ 1,337 million is a very robust result that affirms the way in which we have been conducting our business.

The basis for this result is grounded in the commitment of our employees to operational efficiency. As a result, we managed to keep production of crude oil and natural gas at high levels, reaching an average of 1,996 million barrels per day (bpd) during the first quarter of 2004.

In the downstream business, our refineries in Brazil achieved important oil processing records, processing an average of 1,819 million barrels per day in February 2004. This amount represented 99.6% of the country’s total installed refining capacity.

As part of our efforts to meet the needs of our consumers, throughout the first quarter of 2004 we took several important initiatives, principally in the natural gas arena, in order to intensify the use of this important fuel. Among the noteworthy initiatives is the agreement signed by our subsidiary, Gaspetro, and White Martins to create a company to sell a new product – LNG, Liquefied Natural Gas –in order to serve regions that are not supplied by existing natural gas pipeline networks.

We also developed a new structure of natural gas prices for collective urban transport as part of our effort to bolster the market for natural gas in Brazil’s Southern, Southeastern and Midwestern regions. Finally, we instituted a new price structure for natural gas from Bolivia that allows economic benefits obtained from gas producers in Bolivia to be passed through to consumers.

In the first quarter of 2004, our total investments reached U.S.$ 1,323 million. These investments are in line with the goals delineated in our Strategic Plan announced on May 14, 2004, which focuses our investment strategy on the further development of our crude oil and natural gas production capacity.

The dividends related to the fiscal year ended December 31, 2003, approved at the Ordinary General Meeting held on March 29, 2004, in the amount of US$ 857 million (excluding the portion of interest on stockholders’ equity which was made available to shareholders on February 13, 2004), was made available to shareholders on May 28, 2004.

With the positive results of the first quarter of 2004, we are beginning the second year at the helm of PETROBRAS with renewed energy and motivation to continue – together with our shareholders, employees, clients, suppliers and other interested parties – along the path of success on which our Company is traveling.

Financial Highlights

		For the three-month period ended March 31,
4Q-2003	Income statement data	2004	2003
11,390	Sales of products and services	11,176	9,578
8,149	Net operating revenues	7,935	7,043
(253)	Financial income (expense), net	(387)	156
894	Net income	1,337	2,309
	Basic and diluted earnings per common and preferred share
0.82	Before effect of change in accounting principle	1.22	1.47
0.82	After effect of change in accounting principle	1.22	2.11

	Other data
46.5	Gross margin (%) (1)	48.9	56.1
11.0	Net margin (%) (2)	16.8	32.8
68	Debt to equity ratio (%) (3)	67	69

	Financial and Economic Indicators
29.41	Brent crude (U.S.$/bbl)	31.95	31.51
	Average Commercial Selling Rate for U.S. Dollars
2.9000	(R$/U.S.$)	2.8985	3.4928
	Period-end Commercial Selling Rate for U.S.
2.8892	Dollars (R$/U.S.$)	2.9086	3.3531

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin is equals net income divided by net operating revenues.
(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

	U.S. $ million
Balance sheet data	03.31.2004	12.31.2003	Percent Change (03.31.2004 versus 12.31.2003)	03.31.2003

Total assets	53,782	53,612	0.3	37,298
Cash and cash equivalents	8,104	9,610	(15.7)	4,501
Short-term debt	759	1,329	(42.9)	810
Total long-term debt	13,135	13,033	0.8	8,052
Total project financings	5,908	5,908	0.0	4,336
Total capital lease obligations	1,536	1,620	(5.2)	2,111
Net debt (1)	12,934	11,980	8.0	10,658
Shareholders’ equity (2)	17,596	17,152	2.6	11,712
Total capitalization (2) (3)	38,934	39,042	(0.3)	27,021

	U.S. $ million
Reconciliation of Net debt	03.31.2004	12.31.2003	03.31.2003
Total long-term debt	13,135	13,033	8,052
Plus short-term debt	759	1,329	810
Plus total project financings	5,908	5,908	4,336
Plus total capital lease obligations	1,536	1,620	2,111
Less cash and cash equivalents	8,104	9,610	4,501
Less Junior Notes	300	300	150
Net debt (1)	12,934	11,980	10,658

(1)

Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)

Shareholders’ equity includes unrecognized losses in the amount of U.S.$ 1,578 million at March 31, 2004, U.S.$ 1,588 million at December 31, 2003 and U.S.$ 1,434 million at March 31, 2003, in each case related to “Amounts not recognized as net periodic pension cost”.

(3)	Total capitalization means shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations

	OPERATING HIGHLIGHTS
		For the first quarter of
4Q-2003		2004	2003
	Average daily crude oil and gas production
1,680	Crude oil and LNGs (Mbpd) (1)	1,643	1,613
1,513	Brazil	1,475	1,573
167	International	168	40
2,058	Natural gas (Mmcfpd) (2)	2,118	1,698
1,536	Brazil	1,566	1,494
522	International	552	204
	Crude oil and NGL average sales price (U.S. dollars per bbl)
26.79	Brazil (3)	29.53	29.68
23.76	International	26.39	31.07

	Natural gas average sales price (U.S. dollars per Mcf)
1.89	Brazil	1.89	1.57
1.15	International	1.19	1.72

	Lifting costs (U.S. dollars per boe)
	Crude oil and natural gas - Brazil
9.18	Including government take (4)	9.72	8.45
4.04	Excluding government take (4)	4.29	2.85
2.74	Crude oil and natural gas – International	2.45	1.97

	Refining costs (U.S. dollars per boe)
1.53	Brazil	1.18	0.98
1.29	International	1.17	0.89
	Refining and marketing operations (Mbpd)
2,103	Primary Processed Installed Capacity	2,106	2,047
	Brazil
1,974	Installed capacity	1,977	1,956
1,604	Output of oil products	1,726	1,623
81%	Utilization	87%	83%
	International
129	Installed capacity	129	91
94	Output of oil products	99	70
73%	Utilization	75%	70%

79	Domestic crude oil as % of total feedstock processed	77	80

	Imports (Mbpd)
310	Crude oil imports	417	319
57	Oil product imports	74	111
102	Import of gas, alcohol and others	105	72
	Exports (Mbpd)
260	Crude oil exports	191	225
184	Oil product exports	196	226
2	Fertilizer and other exports	4	5

23	Net imports	205	46

	Sales Volume (thousand bpd)
1,537	Oil Products	1,489	1,480
36	Alcohol and Others	28	28
190	Natural Gas	194	148

1,763	Total	1,711	1,656
457	Distribution	430	418
(424)	Inter-company sales	(386)	(386)

1,796	Total domestic market	1,755	1,688
446	Exports	391	456
227	International sales	250	74
138	Other operations (5)	132	140

811	Total international market	773	670

2,607	Total	2,528	2,358

(1)	Includes production from shale oil reserves.
(2)	Does not include liquefied natural gas. Includes reinjected gas.
(3)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(4)	Government take includes royalties, special government participation and rental of areas.
(5)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Domestic crude oil and NGL production decreased 6.2% to 1,475 thousand barrels per day for the first quarter of 2004, as compared to 1,573 thousand barrels per day for the first quarter of 2003, due to the closure of wells MLS-53 and VD-10 located in the Marlim Sul and Voador fields, respectively, and production interruptions of well DP-Seillean in the Jubarte field for scheduled inspections.

International crude oil and NGL production increased to 168 thousand barrels per day for the first quarter of 2004, as compared to 40 thousand barrels per day for the first quarter of 2003, principally due to the consolidation of Petrobras Energia Participaciones S.A. (PEPSA) and Petrolera Entre Lomas S.A. (PELSA) as of May 2003, as well as increased production of Bolivian gas, driven by increased demand in the Brazilian market.

Lifting Costs

Our lifting costs in Brazil, excluding government take, increased 50.5% to U.S.$ 4.29 per barrel of oil equivalent for the first quarter of 2004, from U.S.$ 2.85 per barrel of oil equivalent for the first quarter of 2003. This increase was primarily due to: (1) salary increases; (2) an increase in our workforce; (3) revision in the actuarial calculations relating to future health care and pension benefits; (4) maintenance and technical services for well restoration, drilling rigs and special ships (these prices are tied to international oil prices); (5) additional maintenance materials and services at ocean terminals, transport lines and installations associated with our health, safety and environmental program; and (6) increased sea and air transport costs that support our production operations.

Our lifting costs in Brazil, including government take (comprised of royalties, special government participation and rental of areas), increased 15.0% to U.S.$ 9.72 per barrel of oil equivalent for the first quarter of 2004, from U.S.$ 8.45 per barrel of oil equivalent for the first quarter of 2003, due primarily to the higher operating expenses mentioned above. These costs were partially offset by reduced special government participation taxes as a result of decreased production in oil fields subject to higher tax rates and by the decrease in domestic reference prices for domestic crude oil.

Our international lifting costs increased 24.4% to U.S.$ 2.45 per barrel of oil equivalent for the first quarter of 2004, as compared to U.S.$ 1.97 per barrel of oil equivalent for the first quarter of 2003. This increase was primarily due to the incorporation of the higher unit lifting costs of PEPSA and PELSA, whose production generally derives from mature fields with higher extraction costs.

Refining costs

Domestic unit refining costs increased 20.4% to U.S.$ 1.18 per barrel of oil equivalent for the first quarter of 2004, as compared to U.S.$ 0.98 per barrel of oil equivalent for the first quarter of 2003, principally due to higher labor costs, increased costs for technical services and planned stoppages at our refineries.

International unit refining costs increased 31.5% to U.S.$ 1.17 per barrel of oil equivalent for the first quarter of 2004, as compared to U.S.$ 0.89 per barrel of oil equivalent for the first quarter of 2003. This increase was primarily due to the incorporation of the higher unit refining costs of PELSA and PEPSA.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas, increased 4.0% to 1,755 barrels per day for the first quarter of 2004, as compared to 1,688 barrels per day for the first quarter of 2003. The increase in sales volume was primarily due to the contraction of the Brazilian economy in the first quarter of 2003 and the accompanying decrease in diesel and gasoline consumption.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of crude oil and oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas ), natural gas and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which is comprised primarily of labor expenses, cost of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields, and costs of exploration;

  selling, general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

  Brazilian political and economic conditions;

  fluctuations in the Real/U.S. dollar exchange rate; and

  the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2004 COMPARED TO THE FIRST
QUARTER OF 2003

The comparison between our results of operations for the first quarter of 2004 and the first quarter of 2003 has been significantly impacted by the 17.0% decrease in the average Real/U.S. dollar exchange rate in the first quarter of 2004 as compared to the average Real/U.S. dollar exchange rate in the first quarter of 2003. For ease we refer to this change in average exchange rate as the “17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003.”

Revenues

Net operating revenues increased 12.7% to U.S.$ 7,935 million for the first quarter of 2004, as compared to U.S.$ 7,043 million for the first quarter of 2003. This increase was primarily related to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003. The increase in net operating revenues was also attributable, to a lesser extent, to an increase in sales volume in the domestic market and outside Brazil (international sales), which includes sales conducted by PEPSA and PELSA. These increases were partially offset by the lower volumes of crude oil and oil products we exported and the fact that we maintained the prices of diesel, gasoline and LPG in the domestic market constant through the first quarter of 2004. The previous revision (downward) of such prices in April 2003.

Consolidated sales of products and services increased 16.7% to U.S.$ 11,176 million for the first quarter of 2004, as compared to U.S.$ 9,578 million for the first quarter of 2003, primarily related to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003.

Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

  Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 26.8% to U.S.$ 1,759 million for the first quarter of 2004, as compared to U.S.$ 1,387 million for the first quarter of 2003, primarily due to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003, and an increase in sales of products and services; and

  CIDE, the per-transaction tax due to the Brazilian government, which increased 29.1% to U.S.$ 1,482 million for the first quarter of 2004, as compared to U.S.$ 1,148 million for the first quarter of 2003. This increase was primarily attributable to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003.

Cost of sales

Cost of sales for the first quarter of 2004 increased 31.2% to U.S.$ 4,058 million, as compared to U.S.$ 3,092 million for the first quarter of 2003. This increase was principally a result of:

  a net increase of U.S.$ 221 million attributable to (1) salary increases; (2) an increase in our workforce; (3) a revision in the actuarial calculations relating to future health care and pension benefits; (4) maintenance and technical services for well restoration, drilling rigs and special ships (these prices are tied to international oil prices); (5) additional maintenance materials and services at ocean terminals, transport lines and installations associated with our health, safety and environmental program; and (6) increased sea and air transport costs that support our production operations;

  a net increase in cost of sales outside Brazil, excluding PEPSA and PELSA, of approximately U.S.$ 130 million, attributable to an increase in our sales volume and lifting costs;

  a U.S.$ 161 million increase in costs associated with the consolidation of PEPSA and PELSA;

  a U.S.$ 158 million increase in costs associated with the consolidation of certain thermoelectric plants;

  a U.S.$ 62 million increase in costs associated with the 4.0% increase in our domestic sales volumes; and

  a U.S.$ 337 million increase in cost of sales as expressed in U.S. dollars caused by the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003.

These increases were partially offset by:

  a U.S.$ 19 million decrease in the cost of imports; and

  a U.S.$ 20 million decrease in taxes and charges imposed by the Brazilian government which amounted to U.S.$ 728 million for the first quarter of 2004, as compared to U.S.$ 748 million for the first quarter of 2003. These taxes and charges included the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) that decreased to U.S.$ 366 million for the first quarter of 2004, as compared to U.S.$ 407 million for the first quarter of 2003, as a result of our decreased production of crude oil and NGLs during the first quarter of 2004.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 29.1% to U.S.$ 533 million for the first quarter of 2004, as compared to U.S.$ 413 million for the first quarter of 2003. This increase was primarily attributable to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003, and an increase of approximately U.S.$ 85 million resulting from the consolidation of PEPSA and PELSA.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 83.6% to U.S. $ 123 million for the first quarter of 2004, as compared to U.S.$ 67 million for the first quarter of 2003. This increase was primarily related to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003, the increase of approximately U.S.$ 29 million in exploration costs, including exploratory dry holes in connection with the consolidation of PEPSA and PELSA and the recognition of U.S.$ 17 million in accretion expense associated with abandonment costs.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 24.1% to U.S.$ 571 million for the first quarter of 2004, as compared to U.S.$ 460 million for the first quarter of 2003.

  Selling expenses increased 14.2% to U.S.$ 290 million for the first quarter of 2004, as compared to U.S.$ 254 million for the first quarter of 2003. This increase was primarily related to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003 and by the increase of approximately U.S.$ 14 million in selling expenses resulting from the consolidation of PEPSA and PELSA.

  General and administrative expenses increased 36.4% to U.S.$ 281 million for the first quarter of 2004, as compared to U.S.$ 206 million for the first quarter of 2003. This increase was primarily related to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003, and an increase of approximately U.S.$ 21 million resulting from the consolidation of PEPSA and PELSA.

Research and development expenses

Research and development expenses increased 15.6% to U.S.$ 52 million for the first quarter of 2004, as compared to U.S.$ 45 million for the first quarter of 2003. This increase was primarily related to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased to a gain of U.S.$ 54 million for the first quarter of 2004, as compared to a gain of U.S.$ 11 million for the first quarter of 2003. This increase was mainly attributable to a gain of U.S.$ 20 million for the first quarter of 2004, as compared to a loss of U.S.$ 22 million for the first quarter of 2003, from our investments in thermoelectric power plants. The equity results for the first quarter of 2004 do not include our interests in three thermoelectric power plants that were consolidated in accordance with FIN 46.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold balances in U.S. dollar deposits.

Financial income decreased 35.7% to U.S.$ 146 million for the first quarter of 2004 as compared to U.S.$ 227 million for the first quarter of 2003. This decrease was primarily attributable to a reduction in financial interest income from short-term investments, which declined 48.4% to U.S.$ 80 million for the first quarter of 2004, as compared to U.S.$ 155 million for the first quarter of 2003. This decrease was partially offset by an increase of financial income of approximately U.S.$ 10 million resulting from the consolidation of PEPSA and PELSA.

Financial expense

Financial expense increased 101.2% to U.S.$ 507 million for the first quarter of 2004, as compared to U.S.$ 252 million for the first quarter of 2003. This increase was primarily attributable to an increase in our debt and an increase of approximately U.S.$ 113 million in financial expenses resulting from the consolidation of PEPSA and PELSA.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a loss of U.S.$ 26 million for the first quarter of 2004, as compared to a gain of U.S.$ 181 million for the first quarter of 2003. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of a 0.7% devaluation of the Real against the U.S. dollar during the first quarter of 2004, as compared to a 5.1% appreciation of the Real against the U.S. dollar during the first quarter of 2003.

Employee benefit expense

Employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 37.9% to U.S.$ 160 million for the first quarter of 2004, as compared to U.S.$ 116 million for the first quarter of 2003. This rise in costs was primarily attributable to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003, and an increase of U.S.$ 21 million from the annual actuarial calculation of our pension and health care plan liability.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 50.7% to U.S.$ 101 million for the first quarter of 2004, as compared to U.S.$ 67 million for the first quarter of 2003. This increase was primarily attributable to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003, and an increase of U.S.$ 13 million in the CPMF, a tax payable in connection with certain financial transactions.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain other non-recurring charges. Other expenses, net for the first quarter of 2004 decreased to U.S.$ 103 million, as compared to an expense of U.S.$ 296 million for the first quarter of 2003.

The most significant charges for the first quarter of 2004 were:

  a U.S.$ 38 million expense for general advertising and marketing expenses unrelated to direct revenues;

  a U.S.$ 38 million expense for unscheduled stoppages of plant and equipment, and a U.S.$ 6 million expense for legal liability and contingencies related to pending lawsuits.

The most significant charges for the first quarter of 2003 were:

  a U.S.$ 205 million provision for losses related to our investments in certain thermoelectric power plants as a result of our contractual obligations with certain power plants to cover losses when demand for power and electricity prices are low;

  a U.S.$47 million expense for unscheduled stoppages of plant and equipment;

  a U.S.$ 20 million expense for general advertising and marketing expenses unrelated to direct revenues; and

  a U.S.$ 9 million charge for non-reimbursable contractual contingency payments incurred during the first quarter of 2003 related to our investments in thermoelectric power plants, which were adversely affected by decreased demand for energy and lower prices.

Income tax (expense) benefit

Income before income taxes, minority interest and accounting changes decreased to U.S.$ 1,901 million for the first quarter of 2004, as compared to U.S.$ 2,654 million for the first quarter of 2003. As a result, we recorded an income tax expense of U.S.$ 557 million for the first quarter of 2004, as compared to an expense of U.S.$ 983 million for the first quarter of 2003.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 4 to our unaudited consolidated financial statements as of March 31, 2004.

Cumulative effect of change in accounting principle

In the first quarter of 2003, we generated a gain of U.S.$ 697 million (net of U.S.$ 359 million of taxes) resulting from the adoption of SFAS No. 143 – Accounting for Asset Retirement Obligations. The adjustment was due to the difference in the method of accruing site restoration costs under SFAS 143, as compared with the method required by SFAS 19 – Financial Accounting and Reporting by Oil and Gas Producing Companies.

Thermoelectric plant obligations

As a result of our adoption of FIN 46 as of December 31, 2003, we consolidated six thermoelectric plants. Previously our interests in, three of these thermoelectric plants were accounted for as capital leases, and therefore, their consolidation did not have a material impact on our financial condition. For the other three thermoelectric plants, we were deemed the primary beneficiary because of contractual obligations concerning third-party interests that required us to bear energy market risk. At March 31, 2004, the consolidation of the income statement of these three thermoelectrics resulted in a loss in the amount of U.S.$ 114 million.

As a result of the adoption of FIN 46 and the consolidation of the thermoelectric plants where Petrobras bears energy market risk, it is no longer necessary to recognize any liability for future payments expected to be made under the agreements with the sponsors of these thermoelectric plants. We will now recognize any losses from operations of the thermoelectric plants if and when they occur.

ACQUISITION OF AN INTEREST IN PETROBRAS ENERGIA PARTICIPACIONES S.A.– PEPSA (FORMERLY KNOWN AS PEREZ COMPANC S.A.) AND PETROLERA ENTRE LOMAS S.A. – PELSA (FORMERLY KNOWN AS PETROLERA PEREZ COMPANC S.A.)

On October 17, 2002, we, through an indirectly controlled company, signed an agreement to purchase 58.62% of the capital of PEPSA and 39.67% of the capital of PELSA which together with PEPSA’s interests brings our ownership interest in PELSA to 50.73%. On May 13, 2003, the Argentine antitrust authorities approved these purchases.

The acquisitions of PEPSA and PELSA were recorded using the purchase method of accounting.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and PELSA had occurred at the beginning of the periods presented:

Consolidated Income Statements

	U.S.$ million For the three month period ended March 31, 2003
	As reported	Pro forma (unaudited)
Net operating revenues	7,043	7,370
Costs and expenses	(4,077)	(4,298)
Financial expenses, net	156	19
Others	(468)	(462)
Income tax expense	(983)	(958)
Minority interest	(59)	(68)
Cumulative effect of change in accounting
principles, net of taxes	697	700
Net income for the period	2,309	2,303
Basic and diluted earnings per share	2.11	2.10

CAPITAL INCREASE

At the Ordinary General Meeting held on March 29, 2004, our management approved an increase in our capital to US$ 11,701 million, through the capitalization of part of revenue reserves accrued during previous financial years, in the amount of US$ 4,439 million, and without the issuance of new shares, in accordance with article 169, paragraph 1, and article 199 of Law No. 6.404/76. This capitalization aimed to bring our capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S. $ million For the first quarter of,
	2004	2003
Exploration and Production	1,175	2,404
Supply	399	392
Gas and Energy	(86)	(142)
International (1)	35	48
Distribution	38	44
Corporate	(304)	(114)
Eliminations	80	(323)

Net income	1,337	2,309

(1)	At December 31, 2003, the international business segment includes the Argentine operations of PEPSA and PELSA (both acquired in May 2003).

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, as well as sales of crude oil and natural gas in the domestic and foreign markets.

Consolidated net income for our exploration and production segment decreased 51.1% to U.S.$ 1,175 million for the first quarter of 2004, as compared to U.S.$ 2,404 million for the first quarter of 2003. This decrease was primarily attributable to:

  a U.S.$ 376 million decrease in net operating revenues, mainly as a result of a 6.2% decrease in production of crude oil and NGL;

  a U.S.$ 361 million increase in cost of sales, primarily attributable to: (1) the effects of the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003, (2) salary increase; (3) an increase in our workforce; (4) revision in the actuarial calculations relating to future health care and pension benefits; (5) maintenance and technical services for well restoration, drilling rigs and special ships (these prices are tied to international oil prices); (6) additional maintenance materials and services at ocean terminals, transport lines and installations associated with our health, safety and environmental program; and (7) increased sea and air transport costs that support our production operations.

  These effects were partially offset by a U.S.$ 96 million decrease in costs related to 6.2% reduction in crude oil and NGL production; and

  the cumulative effect of a change in accounting principles relating to future liabilities for site restoration costs, which led to an increase in our net income of U.S.$ 697 million, net of taxes, in the first quarter of 2003.

Supply

Our supply segment includes refining, logistics, transportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Our supply segment registered net income of U.S.$ 399 million for the first quarter of 2004, as compared to net income of U.S.$ 392 million for the first quarter of 2003. This increase was primarily a result of:

  a U.S.$ 207 million increase in net operating revenues, primarily related to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003, and, to a lesser extent, to an increase in sales volume in the domestic market; and

  the net financial revenue, in the amount of U.S.$ 40 million in the first quarter of 2004, as compared to a net financial expense of U.S.$ 25 million in the first quarter of 2003.

These effects were almost offset by the increase of U.S.$ 273 million in the cost of sales, mainly attributable to: (1) lower share of domestic oil in processed throughput (77% in the first quarter of 2004 and 80% in the first quarter of 2003); (2) the turnover of higher cost basis inventories, in the first quarter of 2004, formed by higher petroleum costs in the last months of 2003 in comparison with inventory turnover, in the first quarter of 2003, formed by petroleum costs in the last months of 2002; (3) additional costs associated with the increase in sales volume in the domestic market;(4) the lower volumes exported and (5) the fact that we have maintained the prices of diesel, gasoline and LPG in the domestic market constant since our last revision (downward) of such prices in April 2003.

Gas and Energy

Our gas and energy segment consists principally of the purchase and sale and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes our domestic electricity production, purchase and sale activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Consolidated net loss for our gas and energy segment decreased 39.4% to U.S.$ 86 million for the first quarter of 2004, as compared to a net loss of U.S.$ 142 million for the first quarter of 2003. This resulting net loss was decreased primarily a result of:

  a U.S.$ 183 million increase in net operating revenues primarily due to: (1) the 31.1% increase in the volume of natural gas sold, as a result of the substitution of natural gas for fuel oil by industries and for gasoline for vehicle use, plus increased supply to thermoelectric plants; (2) the effects of the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003 on sales of natural gas and; (3) the adoption of FIN 46, resulting in the consolidation of six thermoelectric power plants for which we recorded losses in equity in 2002;

  a U.S.$ 205 million provision for nonreimbursable contractual contingency payments, related to our investments in thermoelectric power plants, taken in the first quarter of 2003;

  a U.S.$ 61 million increase in gains with minority interest, primarily related to the net income of Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. – TBG.

  a U.S.$ 347 million increase in cost of sales primarily due to: (1) a 31.1% increase in the volume of natural gas sold; (2) the increase in the share of Bolivian gas in our natural gas sales, from 35% in the first quarter of 2003 to 41% in the first quarter of 2004; (3) the effects of the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003;(4) the start of operations of some thermoelectric power plants at the end of 2003 and; (5) the adoption of FIN 46, resulting in the consolidation of three thermoelectric power plants for which we recorded losses in equity in 2003;

  a U.S.$ 85 million increase in the financial expenses, net mainly related to the 0.7% depreciation of the Real against the U.S. dollar during the first quarter of 2004, as compared to a 5.1% appreciation of the Real against the U.S. dollar during the first quarter of 2003.

International

The international segment represents our international activities conducted in 13 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment decreased 27.1% to U.S.$ 35 million for the first quarter of 2004, as compared to U.S.$ 48 million for the first quarter of 2003.

This decrease was primarily attributable to the consolidation of PEPSA and PELSA, resulting in the following effects:

  an increase of U.S.$ 248 million in cost of sales;

  an increase of U.S.$ 176 million in operating expenses; and

  financial expenses, net of U.S.$ 131 million in the first quarter of 2004 as compared to financial revenues, net of U.S.$ 5 million for the first quarter of 2003.

These effects were partially offset by an increase of U.S.$ 529 million in net operating revenues.

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

Consolidated net income for our distribution segment decreased 13.6% to U.S.$ 38 million for the first quarter of 2004, as compared to U.S.$ 44 million for the first quarter of 2003. This decrease is primarily attributable to:

  U.S.$ 176 million increase in cost of sales, reflecting the effects of the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003, and the increase in sales volume; and

  an increase of U.S.$ 36 million in selling, general and administrative expenses, mainly due to the increased expenses for marketing and distribution of products and to the effects of the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003.

The decrease in consolidated net income was partially offset by the U.S.$ 226 million increase in net operating revenues, reflecting the effects of the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003, and the increase in sales volume.

Our participation in the Brazilian fuel distribution market through the first quarter of 2004 was 32.1% (33.2% in the first quarter of 2003).

Corporate

Our corporate segment includes those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to our pension and health care plans.

Consolidated net loss for the units that make up our corporate segment increased to U.S.$ 304 million during the first quarter of 2004, as compared to a net loss of U.S.$ 114 million during the first quarter of 2003. This increase in net loss was primarily attributable to:

  financial expenses, net, of U.S.$ 132 million in the first quarter of 2004 as compared to a financial income, net, of U.S.$ 267 million in the first quarter of 2003, resulting mainly from the effect of the 5.1% appreciation of the Real against the U.S. dollar in the first quarter of 2003 as compared to the 0.7% depreciation of the Real against the U.S. dollar in the first quarter of 2004; and

  an increase of U.S.$ 48 million in employee benefit expense primarily attributable to the 17.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2004, as compared to the first quarter of 2003, and an increase of U.S.$ 21 million from the annual actuarial calculation of our pension and health care plan liability.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financings and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents on hand, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our new Strategic Plan released on May14, 2004, which provides for capital expenditures of U.S.$ 53.6 billion from 2004-2010. We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitizations and the issuances of debt and equity securities.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury shortly before issuance.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

At March 31, 2004, we had cash and cash equivalents of U.S.$ 8,104 million compared to U.S.$ 4,501 million at March 31, 2003. This increase in cash was partially a result of our issuances of debt in the international capital markets.

Operating activities provided net cash flows of U.S.$ 1,541 million for the first quarter of 2004, as compared to U.S.$ 2,256 million for the first quarter of 2003. This decrease was due primarily to the changes in working capital.

Net cash used in investing activities increased to U.S.$1,372 million for the first quarter of 2004, as compared to U.S.$1,067 million for the first quarter of 2003. This increase was due primarily to our investments in capital expenditures.

Financing activities used net cash flows of U.S.$ 1,706 million for the first quarter of 2004, as compared to U.S.$ 186 million in net cash used in the first quarter of 2003. This increase was due primarily to a payment of partial interest on capital.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks and under our commercial paper program. At March 31, 2004, our short-term debt (excluding current portions of long-term obligations) decreased to U.S.$ 759 million as compared to U.S.$ 1,329 million at December 31, 2003. This decreased of short-term credit facilities was related to our decision to use cash to pay for a portion of our imports. Our short-term debt is denominated principally in U.S. dollars.

Long-Term Debt

Our total outstanding consolidated long-term debt consists primarily of the issuance of securities in the international capital markets and debentures in the domestic capital markets and amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, as well as financing from the Banco Nacional de Desenvolvimento Econômico e Social (the National Bank for Economic and Social Development, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$ 13,135 million at March 31, 2004, as compared to U.S.$ 13,033 million at December 31, 2003.

Project Finance

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, including some natural gas processing and transportation systems. All of these projects, and their related debt obligations, are on-balance sheet and accounted for under the line item “Project Financings”.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 5,908 million at March 31, 2004, as compared to U.S.$ 5,908 million at December 31, 2003.

At March 31, 2004 and December 31, 2003, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 725 million and U.S.$ 713 respectively, related to project financings. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the project finance balance.

Off Balance Sheet Arrangements

At March 31, 2004, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

In the first quarter of 2004, we continued to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 1,323 million in the first quarter of 2004, a 51.2% increase from our investments in the first quarter of 2003. Our investments in the first quarter of 2004 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the first quarter of 2004, U.S.$ 845 million was made in connection with exploration and development projects mainly in the Campos Basin (63.9% of our total capital expenditures for the first quarter of 2004), which includes investments financed through project financings.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the first quarter of each 2004 and 2003:

Activities

	U.S.$ million Three-month period ended March 31,
	2004	2003
• Exploration and Production	845	501
• Supply	248	223
• Gas and Energy	39	39
• International:
• Exploration and Production	119	64
• Supply	12	3
• Distribution	3
• Distribution	24	22
• Corporate	33	23

Total capital expenditures	1,323	875

Income Statement
(in millions of U.S. dollars, except for share and per share data)

		Three month period ended March 31,
4Q-2003		2004	2003
11,390	Sales of products and services	11,176	9,578
	Less:
(1,693)	Value-added and other taxes on sales and services	(1,759)	(1,387)
(1,548)	CIDE	(1,482)	(1,148)

8,149	Net operating revenues	7,935	7,043

(4,358)	Cost of sales	(4,058)	(3,092)
(463)	Depreciation, depletion and amortization	(533)	(413)
(201)	Exploration, including exploratory dry holes	(123)	(67)
(43)	Impairment
(669)	Selling, general and administrative expenses	(571)	(460)
(64)	Research and development expenses	(52)	(45)

(5,798)	Total costs and expenses	(5,337)	(4,077)

38	Equity in results of non-consolidated companies	54	11
(4)	Financial income	146	227
(217)	Financial expense	(507)	(252)
	Monetary and exchange variation on monetary
(32)	assets and liabilities, net	(26)	181
(204)	Employee benefit expense	(160)	(116)
(109)	Other taxes	(101)	(67)
(270)	Other expenses, net	(103)	(296)

(798)		(697)	(312)
	Income before income taxes and minority
1,553	interests and accounting change	1,901	2,654

	Income tax expense:
(346)	Current	(594)	(916)
(303)	Deferred	37	(67)

(649)	Total income tax expense	(557)	(983)

(10)	Minority interest in results of consolidated subsidiaries	(7)	(59)

894	Net income before accounting change effect	1,337	1,612

	Cumulative effect of accounting change, net of income tax		697

894	Net income for the period	1,337	2,309

	Weighted average number of shares outstanding
634,168,418	Common/ADS	634,168,418	634,168,418
462,369,507	Preferred/ADS	462,369,507	461,802,497

	Basic and diluted earnings per share
	Common/ADS and Preferred/ADS
0.82	Before effect of change in accounting principle	1.22	1.47
0.82	After effect of change in accounting principle	1.22	2.11

Selected Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of March 31, 2004	As of December 31, 2003
Assets
Current assets
Cash and cash equivalents	8,104	9,610
Accounts receivable, net	3,008	2,905
Inventories	3,440	2,947
Other current assets	2,713	2,438

Total current assets	17,265	17,900

Property, plant and equipment, net	31,193	30,805

Investments in non-consolidated companies and other investments	1,283	1,173

Other assets
Petroleum and Alcohol Account – Receivable from Federal Government	238	239
Government securities	287	283
Goodwill on PEPSA and PELSA	183	183
Advances to suppliers	440	416
Prepaid Expenses	215	190
Others	2,678	2,423

Total other assets	4,041	3,734

Total assets	53,782	53,612

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	2,532	2,261
Short-term debt	759	1,329
Current portion of long-term debt	1,256	1,145
Current portion of project financings	1,064	842
Capital lease obligations	341	378
Other current liabilities	4,992	5,266

Total current liabilities	10,944	11,221

Long-term liabilities
Long-term debt	11,879	11,888
Project financings	4,844	5,066
Employee benefits obligation - Pension	2,025	1,895
Employee benefits obligation - Health care	1,665	1,580
Capital lease obligations	1,195	1,242
Thermoelectric liabilities	1,130	1,142
Other liabilities	2,109	2,059

Total long-term liabilities	24,847	24,872

Minority interest	395	367

Shareholders' equity
Shares authorized and issued:
Preferred stock –2003 - 462,369,507 (2002 –451,935,669 shares)	4,772	2,973
Common stock – 2003 and 2002 - 634,168,418 shares	6,929	4,289
Reserves and others	5,895	9,890

Total shareholders' equity	17,596	17,152

Total liabilities and shareholders’ equity	53,782	53,612

Statement of Cash Flows Data
(in millions of U.S. dollars)

		Three month period ended March 31,
4Q-2003		2004	2003
	Cash flows from operating activities
894	Net income for the period	1,337	2,309
	Adjustments to reconcile net income to net cash provided by operating activities
475	Depreciation, depletion and amortization	606	317
(109)	Loss on property, plant and equipment	111	11
149	Foreign exchange and monetary loss	131	92
	Cumulative effect of accounting change, net of income tax		(697)
309	Others	(30)	144

	Decrease (increase) in assets
(507)	Accounts receivable, net	(183)	(211)
339	Inventories	(474)	(366)
(36)	Advances to suppliers	(62)	(90)
(77)	Recoverable taxes	(189)	(42)
403	Others	(135)	(123)

	Increase (decrease) in liabilities
62	Trade accounts payable	264	(95)
(75)	Taxes payable	63	756
72	Contingencies	(69)	120
429	Other liabilities	171	131

2,328	Net cash provided by operating activities	1,541	2,256

	Cash flows from investing activities
(2,437)	Additions to property, plant and equipment	(1,323)	(875)
1,038	Others	(49)	(192)

(1,399)	Net cash used in investing activities	(1,372)	(1,067)

1,455	Cash flows from financing activities	(1,706)	(186)

2,384	Increase (decrease) in cash and cash equivalents	(1,537)	1,003

102	Effect of exchange rate changes on cash and cash equivalents	31	197

7,124	Cash and cash equivalents at beginning of period	9,610	3,301

9,610	Cash and cash equivalents at the end of period	8,104	4,501

Income Statement by Segment

	Three month period ended March 31, 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME

Net operating revenues to third parties	580	4,134	372	850	1,999			7,935
Inter-segment net operating revenues	3,532	1,739	89	46	38		(5,444)

Net operating revenues	4,112	5,873	461	896	2,037		(5,444)	7,935

Cost of sales	(1,705)	(5,043)	(495)	(508)	(1,825)		5,518	(4,058)
Depreciation, depletion and amortization	(316)	(67)	(23)	(111)	(9)	(7)		(533)
Exploration, including exploratory dry
holes and impairment	(88)			(35)				(123)
Selling, general and administrative expenses	(56)	(198)	(29)	(72)	(122)	(132)	38	(571)
Research and development expenses	(24)	(13)	(1)		(1)	(13)		(52)

Cost and expenses	(2,189)	(5,321)	(548)	(726)	(1,957)	(152)	5,556	(5,337)

Equity in results of non-consolidated companies		6	26	21		1		54
Financial income (expenses), net	(75)	40	(82)	(131)	(7)	(132)		(387)
Employee benefit expense						(160)		(160)
Other taxes	(2)	(8)	(5)	(8)	(13)	(65)		(101)
Other expenses, net	(48)	8	(2)	(14)	(2)	(45)		(103)

Income (loss) before income taxes and
minority interest and accounting change	1,798	598	(150)	38	58	(553)	112	1,901

Income tax benefits (expense)	(627)	(192)	53	12	(20)	249	(32)	(557)
Minority interest	4	(7)	11	(15)				(7)

Net income (loss)	1,175	399	(86)	35	38	(304)	80	1,337

Income Statement by Segment

	Three month period ended March 31, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME

Net operating revenues to third parties	654	4,045	245	315	1,784			7,043
Inter-segment net operating revenues	3,834	1,621	33	52	27		(5,567)

Net operating revenues	4,488	5,666	278	367	1,811		(5,567)	7,043

Cost of sales	(1,344)	(4,770)	(148)	(260)	(1,649)		5,079	(3,092)
Depreciation, depletion and
amortization	(276)	(71)	(28)	(27)	(6)	(5)		(413)
Exploration, including exploratory dry
holes and impairment	(63)			(4)				(67)
Selling, general and administrative
expenses	(20)	(183)	(33)	(26)	(86)	(112)		(460)
Research and development expenses	(24)	(9)	(2)			(10)		(45)

Costs and expenses	(1,727)	(5,033)	(211)	(317)	(1,741)	(127)	5,079	(4,077)

Equity in results of non-
consolidated companies		10	(18)	19				11
Financial income (expenses), net	(86)	(25)	3	5	(8)	267		156
Employee benefit expense					(4)	(112)		(116)
Other taxes		(5)	(1)	(4)	(11)	(46)		(67)
Other expenses, net	(95)	(24)	(209)	(3)	25	10		(296)

Income (loss) before income taxes and
minority interest	2,580	589	(158)	67	72	(8)	(488)	2,654

Income tax benefits (expense)	(873)	(188)	66	(20)	(27)	(106)	165	(983)

Minority interest		(9)	(50)	1	(1)			(59)

Income before effect of change in
accounting principle	1,707	392	(142)	48	44	(114)	(323)	1,612
Cumulative effect of change in
accounting principle, net of taxes	697							697

Net income (loss)	2,404	392	(142)	48	44	(114)	(323)	2,309

Other Expenses, Net by Segment

	Three month period ended March 31, 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional Relations and Culture Projects		(1)			(5)	(32)		(38)
Stoppages on installations and production equipment	(22)	(16)						(38)
Contractual losses with transport services (Ship-or-Pay)				(5)				(5)
Losses as a result of Legal Proceedings	(1)	(4)	(1)					(6)
Rent revenues					5			5
Others	(25)	29	(1)	(9)	(2)	(13)		(21)

	(48)	8	(2)	(14)	(2)	(45)		(103)

	Three month period ended March 31, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Provisions for losses on financial
exposure- Thermoelectric power plants			(205)					(205)
Institutional Relations and Culture Projects						(20)		(20)
Stoppages on installations and production equipment	(39)	(8)						(47)
The Listing of P-34	(11)							(11)
Losses as a result of Legal Proceedings	(2)	(2)						(4)
Other taxes
Other expenses, net	(43)	(14)	(4)	(3)	25	30		(9)

	(95)	(24)	(209)	(3)	25	10		(296)

Selected Balance Sheet Data by Segment

	Three month period ended March 31, 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,067	5,732	742	1,739	1,226	7,338	(1,579)	17,265

Cash and cash equivalents	973	566	135	460	22	5,948		8,104
Other current assets	1,094	5,166	607	1,279	1,204	1,390	(1,579)	9,161

Investments in non-consolidated
companies and other investments	8	516	179	478	22	80		1,283

Property, plant and equipment, net	17,030	5,052	4,128	4,189	454	361	(21)	31,193

Non current assets	1,094	321	867	335	195	5,249	(4,020)	4,041

Petroleum and Alcohol Account						238		238
Government securities held-to-maturity		2				285		287
Other assets	1,094	319	867	335	195	4,726	(4,020)	3,516

Total assets	20,199	11,621	5,916	6,741	1,897	13,028	(5,620)	53,782

	Year ended December 31, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,057	4,871	528	1,738	1,208	9,466	(1,968)	17,900

Cash and cash equivalents	1,042	575	109	445	33	7,406		9,610
Other current assets	1,015	4,296	419	1,293	1,175	2,060	(1,968)	8,290

Investments in non-consolidated
companies and other investments	6	463	151	449	22	82		1,173

Property, plant and equipment, net	16,742	4,980	4,174	4,181	442	336	(50)	30,805

Non current assets	970	285	751	306	208	4,479	(3,265)	3,734

Petroleum and Alcohol Account						239		239
Government securities held-to-maturity						283		283
Other assets	970	285	751	306	208	3,957	(3,265)	3,212

Total assets	19,775	10,599	5,604	6,674	1,880	14,363	(5,283)	53,612

Selected Data for International Segment

	Three month period ended March 31, 2004 U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS	4,457	1,054	629	173	2,507	(2,079)	6,741

STATEMENT OF INCOME

Net Operating Revenues	423	643	91	215	1	(477)	896

Net operating revenues to third parties	171	383	84	211	1		850
Inter-segment net operating revenues	252	260	7	4		(477)	46

Net income	50	31	17	(12)	(49)	(2)	35

	U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS (As of December 31, 2003)	4,401	1,161	568	150	2,384	(1,990)	6,674

STATEMENT OF INCOME
(First quarter of 2003)

Net Operating Revenues	122	292	19	130	2	(198)	367

Net operating revenues to third parties	48	116	19	130	2		315
Inter-segment net operating revenues	74	176				(198)	52

Net income	40	11	4	(11)	4		48

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.